UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
August 19, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐      No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

19 August 2008
The Manager
Company Announcements Office
Australian Securities Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY, NSW 2000
Dear Sir/Madam
Lihir Gold Limited – Half-year Report
Please find attached for immediate release to the market:
1.	ASX Appendix 4D and Financial Report for the half-year ended 30 June 2008: and

2.	Financial Results Release.
Yours sincerely
Stuart A Mackenzie
Group Secretary

7th Floor, Pacific Place
Lihir Gold Limited	Phone: +675 321 7711	Cnr. Champion Parade & Musgrave Street
Incorporated in Papua New Guinea	Fax: +675 321 4705	PO Box 789 Port Moresby NCD 121
ARBN 069 803 998	Website: www.LGLgold.com	Papua New Guinea

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D AND FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2008
Given to ASX under Listing Rule 4.2A
This report should be read in conjunction with the 2007 Annual Report lodged with the ASX on 18 March 2008 and the Second Quarter Production Report released on 30 July 2008. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 6 months to June 2008 compared with the 6 months to June 2007.
19 August 2008
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
TABLE OF CONTENTS

ASX APPENDIX 4D	3

DIRECTORS’ REPORT	5

AUDITOR’S INDEPENDENCE DECLARATION	11

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME	12

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION	13

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY	14

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT	16

DIRECTORS’ DECLARATION	29

INDEPENDENT REVIEW REPORT	30
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

ASX APPENDIX 4D	19 August 2008
(Rule 4.2A.3)
HALF-YEAR REPORT
FOR THE HALF-YEAR ENDED 30 JUNE 2008
RESULTS FOR ANNOUNCEMENT TO THE MARKET

Current reporting period:	6 months ended 30 June 2008
Previous corresponding reporting period:	6 months ended 30 June 2007

			30 June 2008
(All comparisons to half-year ended 30 June 2007)			US$m
Revenue from ordinary activities	up	21.8%	to 286.7

Mine EBITDA	steady		at 145.9

Profit from ordinary activities after tax attributable to members	up	178.4%	to 36.5

Net profit for the period attributable to members	up	178.4%	to 36.5
Explanation of results
Profit from ordinary activities after tax increased by $83 million from a loss of $46.5 million, to a profit of $36.5 million.
Refer to the review of operations in the Directors’ Report attached and the release to the market today by the Company.
Dividends      The Company has not proposed to pay any dividends.

	30 June 2008	30 June 2007
*Net tangible assets per share (US cents)	122.5	97.5

*	Net tangible asset per share is calculated based on the provisional purchase price allocation of the Equigold NL merger (refer to the Notes to the condensed consolidated interim financial report, Note 10 (a) for further details).
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Details of entities over which control has been gained during the current reporting period:

Equigold NL	(incorporated in Australia)	17 June 2008
Swindon Holdings Pty Ltd	(incorporated in Australia)	17 June 2008
Stanmines NL	(incorporated in Australia)	17 June 2008
Kim Resources NL	(incorporated in Australia)	17 June 2008
Equigold Mines CISA	(incorporated in Cote d’Ivoire)	17 June 2008
Equigold CISA	(incorporated in Cote d’Ivoire)	17 June 2008
These entities have not made a significant contribution to the profit during the current reporting period. Exploration costs and certain transaction costs incurred by the Company in acquiring these entities have been included in the result for the half-year ended 30 June 2008.
All entities in the group have used International Financial Reporting Standards in compiling the report.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ REPORT
The Directors’ submit their report on the consolidated entity consisting of Lihir Gold Limited and its controlled entities at the end of or during the six month period ended 30 June 2008 (referred to as “the half-year”).
Directors
The names of the directors in office at any time during the half-year and up to the date of this report are:
Dr Ross Garnaut (Chairman)
Mr Arthur Hood (Managing Director and Chief Executive Officer)
Mr Bruce Brook (Non-Executive Director)
Dr Peter Cassidy (Non-Executive Director)
Dr Michael Etheridge (Non-Executive Director)
Mrs Winifred Kamit (Non-Executive Director)
Mr Geoff Loudon (Non-Executive Director)
Mr Alister Maitland (Non-Executive Director)
Each was a director during the whole of the half-year.
REVIEW OF RESULTS
The following commentary provides information to assist investors with an understanding of the financial information. The additional financial information is derived from the Financial Report for the half-year ended 30 June 2008 of Lihir Gold Limited.
The Consolidated Entity includes Lihir Gold Limited (“the Company”) and its subsidiaries (“the Consolidated Entity”). During the year the principal continuing activities of the Consolidated Entity consisted of the exploration for, development of and mining, processing and sale of, gold assets.
All comparisons are to the half-year ended 30 June 2007.
OVERVIEW OF OPERATING RESULTS FOR THE YEAR
A fall in gold production and higher operating costs for the half-year, partially offset by higher realised gold prices resulted in the Consolidated Entity reporting a 12% decrease in operating profit before other income / expense of $96.7 million for the year compared with the corresponding period in 2007. Profit after tax increased to $36.5 million, an increase of $83 million following a number of one-off charges associated with the financial restructuring completed in the 2007 comparative period.
The improved profit performance reported for the first half of 2008 confirms the company’s robust financial position and reflects a range of operational enhancements implemented over the past two years.
Total comprehensive income was $113.1 million, up from a loss of $21.1 million last year predominantly as a result of the increase in profit and favourable revaluation of foreign operations. Comprehensive income represents the change in net assets, excluding the impact
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
of transactions with equity holders. It includes items that must bypass the net income as they have not been realised.
Discussion and analysis of the Statement of Comprehensive Income
Revenue
Sales revenue has risen significantly over the prior period as a result of increased price realised (53%) despite a 14% reduction in sale volumes. Gold sales included the sale of 1,392 preproduction ounces from Ballarat, and 7,139 ounces held as inventory at acquisition from the Equigold operations. The contribution of certified emission reduction certificate credits added an additional $4.5 million on prior year’s sales revenue. Cash and non-cash hedging losses are excluded from sales revenue.
Cost of sales
Cost of sales totalled $170.0 million, up 55% on the previous half-year. Adverse exchange rate movements and increases in costs for labour, maintenance and fuel significantly increased costs reflecting cost pressures being experienced across the mining industry. Cost of sales included $7.2 million for Equigold operations for the sale of inventory on hand at acquisition date. The finished goods inventory on hand at acquisition date was fair valued resulting in inventory being expensed at its fair value when sold.
The commissioning of the flotation plant and the additional geothermal power plant in the later part of 2007 led to increased depreciation and amortization charges during the half as compared to the prior half.
Corporate expenses
Corporate office expenses have increased with the continued growth and expansion of the Company’s operations. Corporate expenses during the period include restructuring related costs associated with the Equigold merger, while the prior period included costs associated with the Ballarat merger and the Entitlements issue.
Project studies
Project studies included the evaluation of the Lihir Island plant expansion which resulted in the Board approving the Million Ounce Plant Upgrade (MOPU) project for a capital cost of $696m.
Exploration
Exploration expenditure of $4.2 million was 47% higher than the prior year primarily due to expenditure incurred around the Ballarat property and in Cote d’Ivoire and a minor increase at Lihir.
Hedging loss
Although the hedge book was closed out during 2007, hedge accounting requires the profit or loss on those hedge contracts to be brought to account at the original designation dates. Accordingly, the current period hedging loss includes $44.0 million of pre-tax non-cash hedging losses. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges. The following table provides a summary of the non-
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
cash hedging losses to be booked in future periods relating to the hedge book closed out during 2007:

	Gross pre-tax		Net post-tax
	non-cash hedging		non-cash hedging
	loss	Tax effect	loss
Designation Year	$m	$m	$m
2008 – 2nd half-year	32.7	(9.8)	22.9
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2
	272.9	(81.8)	191.1
Included in the hedging loss was a $0.4 million gain in relation to an ineffective hedge. Additional cash and non cash hedging gains and losses will be booked in future periods for the hedge book acquired as a result of the Equigold merger.
The cash hedging loss in the prior period represents the cumulative difference between the spot price of gold and the price received from delivery of gold into hedge contracts. In the first quarter of 2007, 66,500 gold ounces were delivered into hedges at an average price of $321/oz.
Prior to the date of acquisition, Equigold NL partially closed out its hedge book. The closure covered 151,980 ounces of sold call options with strike prices of A$700/oz that expired between December 2010 and December 2012, together with lease rate swap contracts.
The closure was completed by Equigold on 6 June 2008 at a spot price of A$918/oz. This transaction reduced Equigold’s gold hedge book to 146,624 ounces of gold sold forwards at A$600/oz for delivery on a quarterly basis until September 2010. The following table provides a summary of the gold forward and spot deferred contracts in place at 30 June 2008:

Contract type	Designation year	Ounces	A$ per ounce
Spot deferred	2008 – 2nd half-year	15,488	600
Fixed forward	2008 – 2nd half-year	30,678	600
Fixed forward	2009	58,976	600
Fixed forward	2010	41,482	600

		146,624

The Company acquired the Equigold NL hedge book at a spot price of A$939/oz at the merger completion date of 17 June 2008. In future periods, the impact on the profit and loss account will be determined by the difference between the spot price at the time of delivery and the A$939/oz price at the merger completion date.
Financial expenses
Financial expenses reduced significantly during the period. 2007 included the early repayment of the gold loan during the half-year resulting in a one-off loss of $117.9 million before tax. For accounting purposes a loss was crystallised upon entering into the spot deferred purchase of gold designated to repay the borrowings.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Income tax expense
The effective income tax rate was higher than the statutory rate reflecting the impact of certain non-deductible employee related benefits, exploration expenditure and foreign exchange losses.
Exchange differences on translation of foreign operations
The Consolidated Entity is a US denominated entity however its Australian subsidiaries currently have a functional currency of Australian dollars. Consequently these entities are translated into US$ at reporting date. The change in exchange rate is an unrealised foreign exchange adjustment and is reflected in the Foreign Currency Translation Reserve. The strengthening Australian dollar resulted in a favourable $46.9 million adjustment to net assets and thus comprehensive income.
Net change in fair value of available for sale financial assets
Investments acquired by the Consolidated Entity in the second half of 2007, declined by $1.3 million in value during the current period reflecting an unrealised loss in comprehensive income.
Discussion and analysis of the balance sheet
The Consolidated Entity’s net assets and total shareholders equity increased during the half-year by $869.4 million or 40.0%. The bulk of this increase ($756 million) arose upon the issue of equity in relation to the merger with Equigold NL and thus the value of Equigold NL’s net assets at acquisition date. In addition to the increase arising from the operating profit, exchange rate movements favourably affected the translation of the group’s net assets held by foreign subsidiaries.
Following the merger with Equigold NL, minority interests are held in Equigold Mines Cote d’Ivoire SA (15%) and Equigold Cote D’Ivoire SA (5%). As at 30 June 2008 an assessment as to the minority interest of the fair value of the net assets and liabilities of these entities, acquired as part of the Equigold merger, has yet to be made (refer to Note 10(a) for further detail).
Discussion and analysis of the statement of cash flows
Cash on hand at the end of the half-year totalled $63 million. Cash balances decreased by $113.8 million during the half-year, due mainly to capital expenditure and an advance of $49.7 million to Equigold to partially close its hedge book prior to the merger.
Cash generated from operations decreased by $12.0 million to $41.1million due to higher operating costs and a build-up of inventory and deferred waste. The decrease was offset in part by increased sales revenue resulting from a higher realised price per ounce sold of $912 compared to $597, despite the 14% drop in sales volumes.
Net cash used in investing activities increased by $21.5 million to $105.0 million as the Consolidated Entity invested in the development of the Ballarat and Bonikro operations and continued to expand Lihir operation’s processing facilities following the announcement to proceed with the MOPU project. The merger with Equigold increased the Consolidated Entity’s cash by $9.8 million net of transaction costs of $4.6 million. Interest income reduced from $4.6 million to $2.8 million as the cash available for investing declined.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The major areas of capital expenditure during the half-year included:
•	Ballarat operation infrastructure and development expenditure of $54 million

•	Bonikro operation infrastructure and development expenditure of $1.3 million

•	Lihir MOPU project of $14 million

•	Lihir sustaining capital $48 million
Financing activities during the half-year included an advance to Equigold of $49.7 million prior to the date of merger. As announced on 10 June 2008, Equigold NL took advantage of a pull back in the spot gold price at that time to utilise these funds towards partially closing out its hedge book.
Dividends
No dividends or distributions have been declared or paid to members during the period. The directors have resolved that no dividend be paid at this time.
Auditor’s independence declaration
An independence declaration from the auditors PricewaterhouseCoopers has been obtained and is attached at page 11 of this report.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

Rounding of amounts
Amounts included in this director’s report and the financial report have been rounded to the nearest US$100,000 unless otherwise indicated.
This report is made in accordance with a resolution of the directors.
Signed and dated

Ross Garnaut	Arthur Hood
Chairman	Managing Director
19 August 2008
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

AUDITOR’S INDEPENDENCE DECLARATION

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthberison Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Telephone (675) 321 1500
Auditor’s Independence Declaration	Facsimile (675) 321 1428
Website: www.pwc.com.pg
As lead auditor for the review of Lihir Gold Limited for the half-year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:
a)	no contraventions under the auditor independence framework of the Corporations Act 2001 in relation to the review; and

b)	no contraventions of any applicable code of professional conduct in relation to the review.
This declaration is in respect of Lihir Gold Limited and the entities it controlled during the period.

Brett Entwistle	Port Moresby

Partner	19 August 2008

PricewaterhouseCoopers

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME FOR THE HALF-YEAR ENDED 30 JUNE 2008

		Half-year ended	Half-year ended
		30 June 2008	30 June 2007*
	Note	US$m	US$m
Revenue	3a	286.7	235.3
Cost of sales	3b	(170.0)	(109.8)

Gross profit from mining activities		116.7	125.5

Corporate expense		(13.6)	(11.4)
Project studies		(2.2)	(1.3)
Exploration expense		(4.2)	(2.9)

Operating profit before other income / (expense)		96.7	109.9

Other income / (expense)
Hedging loss	3c	(43.6)	(47.3)
Other expenses	3d	(0.3)	(1.1)

Operating profit before finance costs		52.8	61.5

Financial income	3e	3.1	5.0
Financial expenses	3e	(0.3)	(131.7)

Profit / (loss) before tax		55.6	(65.2)

Income tax benefit / (expense)		(19.1)	18.7

Net profit / (loss) after tax		36.5	(46.5)

Attributable to equity holders of the Company		36.5	(46.5)
Attributable to minority interests	10a	—	—

		36.5	(46.5)

Other comprehensive income
Exchange differences on translation of foreign operations		46.9	25.9
Cash flow hedges		39.7	13.4
Share based payments		2.2	0.3
Net change in fair value of available for sale financial assets		(1.3)	—
Income tax on other comprehensive income		(10.9)	(14.2)

Other comprehensive income for the period (net of tax)		76.6	25.4

Total comprehensive income		113.1	(21.1)

Earnings per share		US cents	US cents
Basic (cents/share)		1.9	(2.7)
Diluted (cents/share)		1.9	(2.7)

*	restated — refer to Note 11
The above condensed consolidated interim statement of comprehensive income should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2008

		As at	As at
		30 June 2008	31 December 2007*
	Note	US$m	US$m
ASSETS
Current assets
Cash and cash equivalents	4	63.0	174.2
Receivables		19.2	14.9
Inventories	6	124.8	102.8
Income taxes receivable		5.4	—
Other current assets		9.8	2.3

Total current assets		222.2	294.2
Non-current assets
Receivables		0.3	0.4
Inventories	6	215.6	169.1
Deferred mining costs		247.2	218.3
Property, plant & equipment	10a	2,386.9	1,425.0
Intangible assets		101.3	93.5
Available for sale financial asset		8.8	2.5
Deferred income tax asset		62.4	92.1

Total non-current assets		3,022.5	2,000.9

Total assets		3,244.7	2,295.1

LIABILITIES
Current liabilities
Accounts payable & accrued liabilities		91.4	64.0
Provisions		20.6	13.5
Borrowings and finance facilities	7	0.3	0.3
Derivative financial instruments	8	28.8	—
Income taxes payable		0.1	—

Total current liabilities		141.2	77.8
Non-current liabilities
Provisions		23.5	15.2
Borrowings and finance facilities	7	0.6	0.7
Derivative financial instruments	8	29.5	—
Deferred income tax liability		21.2	42.1

Total non-current liabilities		74.8	58.0

Total liabilities		216.0	135.8

NET ASSETS		3,028.7	2,159.3

EQUITY

Share capital	9	3,080.9	2,319.7
Reserves		(98.3)	(170.0)
Retained earnings		46.1	9.6

Total equity attributable to equity holders of the Company		3,028.7	2,159.3

Minority interests	10a	—	—

Total equity		3,028.7	2,159.3

*	restated — refer to Note 10 (b)
The above condensed consolidated interim statement of financial position should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY FOR THE HALF-YEAR ENDED 30 JUNE 2008

		Half-year ended	Half-year ended
		30 June 2008	30 June 2007
	Note	US$m	US$m
Total equity at the beginning of the financial year		2,159.3	811.9
Issue of shares — rights issue/placement (net of transaction costs)	9	—	976.8
Issue of shares — merger of Equigold NL	9	756.0	—
Issue of shares — Mineral Resources Lihir Limited	9	5.2	—
Issue of shares — merger of Ballarat Goldfields NL	9	—	316.5
Profit/(loss) for the half-year		36.5	(46.5)
Transfer of hedge losses to the statement of comprehensive income (net of tax)		30.6	33.1
Other movements in hedging reserve (net of tax)		(3.0)	(33.9)
Changes in share based payment reserves (net of tax)		(1.7)	0.3
Change in fair value of available for sale financial assets (net of tax)		(1.1)	—
Exchange difference on translation of foreign operations		46.9	25.9

Total equity attributable to equity holders of the Company at the end of the half-year		3,028.7	2,084.1

Minority interests	10a	—	—

Total equity		3,028.7	2,084.1

The above condensed consolidated interim statement of changes in equity should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

CONDENSED CONSOLIDATED INTERIM CASHFLOW STATEMENT FOR THE HALF-YEAR ENDED 30 JUNE 2008

		Half-year ended	Half-year ended
		30 June 2008	30 June 2007
	Note	US$m	US$m
Cash flows from operating activities
Receipts from operating activities		285.1	210.8
Payments arising from operating activities		(243.9)	(157.6)

Cash generated from operations		41.2	53.2
Interest and finance charges		(0.1)	(8.0)

Net cash flow from operating activities		41.1	45.2

Cash flows from investing activities
Interest received		2.8	4.6
Purchase of property plant and equipment		(117.6)	(108.1)
Acquisition of subsidiary net of cash acquired	10	9.8	20.0

Net cash flow from investing activities		(105.0)	(83.5)

Cash flows from financing activities
Drawdown of secured debt		—	22.4
Repayment of secured debt		—	(88.0)
Repayment of gold loan		—	(333.4)
Repayment of other finance facilities		(0.2)	—
Proceeds of equity issue		—	989.0
Underwriting expenses		—	(12.2)
Advance to subsidiary pre acquisition		(49.7)	—
Purchase of gold to close out hedge book		—	(648.4)
Receipts on close out of hedge book		—	280.0

Net cash flow from financing activities		(49.9)	209.4

Net (decrease) / increase in cash held		(113.8)	171.1
Cash and cash equivalents at the beginning of the year		174.2	47.0
Effect of exchange rate changes on cash and cash equivalents		2.6	—

Cash and cash equivalents at end of half-year	4	63.0	218.1

The above condensed consolidated interim cash flow statement should be read in conjunction with the accompanying notes.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL REPORT
NOTE 1: Summary of significant accounting policies
(a) Basis of preparation
Lihir Gold Limited (“the Company”) is a company domiciled in Papua New Guinea. The condensed consolidated interim financial report of the Company for the half year ended 30 June 2008 includes the Company and its controlled entities, together referred to as the Group. This financial report for the interim half year reporting period ended 30 June 2008 has been prepared in accordance with the reporting requirements of the Australian Securities Exchange (‘ASX’) Listing Rules and International Accounting Standard IAS 34: “Interim Financial Reporting”.
This interim financial report does not include all disclosures of the type normally found within the annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2007 together with any public announcements made by Lihir Gold Limited during the half year ended 30 June 2008 in accordance with the continuous disclosure obligations of the ASX listing rules.
Except for those set out below, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
The interim financial report complies with current accounting standards, which consist of International Financial Reporting Standards (IFRS) as it relates to interim reports.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions that affect the reported assets, liabilities, revenues and expenses. Assumptions made at each balance sheet date are based on best estimates at that date. Although the Group has internal control systems in place to ensure that such estimates are reliably measured, actual amounts may differ from those estimated.
(b) Changes in accounting policies and new accounting standards
The accounting policies and methods of computation are the same as those in the most recent annual financial report.
Comparative figures have been adjusted to conform to the changes in presentation in the current reporting period, where necessary. Further details are contained within Note 11.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

NOTE 2: Segment reporting
(a) Identification of reportable segments
The Group has identified its reportable operating segments based on the internal reports that are reviewed and used by the managing director and his management team in assessing performance and in determining the allocation of resources. Its reporting is on an operational basis which coincides with geographical segments. Accordingly, the condensed interim income statement includes mine operating earnings as a measure of this operational performance.
The reportable operating segments are based on geographical locations as this is the source of the Group’s major assets and operating activities which have the most effect on rates of return. The operating performance of each of these groups is reported to the managing director and his management team on at least a monthly basis.
During the current reporting period all the assets of Equigold NL were acquired by the Group so a third reportable geographic segment of Africa is reported this half year for the first time.
Corporate office activities are not allocated to operating segments and form part of the balance of unallocated revenue, expenses, assets and liabilities.
(b) Types of products
The Group operates in the gold mining industry and derives the majority of its revenue from the sale of gold with a minor quantity of by-product revenue from the sale of silver.
(c) Accounting policies and inter-segment transactions
Segment information is prepared in conformity with the accounting policies of the Company as disclosed in Note 1 and Accounting Standard IFRS 8 “Operating Segments”. The following items are not allocated to operating segments as they are not considered part of the core operations of any segment:
•	Interest revenue

•	Finance costs

•	Hedging gains or losses

•	Income taxes

•	Corporate expenses
So as to ensure there are no asymmetrical allocations to reportable segments, the following assets and liabilities have been excluded from operating segments:
•	Cash and cash equivalents

•	Current and deferred tax balances

•	Interest bearing loans and borrowings

•	Derivative financial instruments

•	Assets and liabilities of the corporate office
Transfer prices between segments are set on an arms’ length basis in a manner similar to transactions with third parties.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
(d) Reporting by geographical segments

	Papua New
Profit and loss	Guinea	Australia	Africa	Unallocated	Group
Half-year ended 30 June 2008	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	278.4	8.3	—	—	286.7
Cost of sales (excluding depreciation and amortisation)	(132.8)	(8.3)	—	—	(141.1)

Mine EBITDA	145.6	—	—	—	145.6

Depreciation and amortisation	(28.3)	(0.2)	—	(0.4)	(28.9)

Gross profit from mining activities	117.3	(0.2)	—	(0.4)	116.7

Corporate expense	—	—	—	(13.6)	(13.6)
Project studies	(2.2)	—	—	—	(2.2)
Exploration expense	(3.2)	(0.6)	(0.4)	—	(4.2)

Operating profit / (loss) before other income / (expense)	111.9	(0.8)	(0.4)	(14.0)	96.7

Hedging profit / (loss)	—	—	—	(43.6)	(43.6)
Other income and (expenses)	(0.5)	—	—	0.2	(0.3)
Net finance costs	(0.1)	0.2	—	2.7	2.8

Profit / (loss) before income tax	111.3	(0.6)	(0.4)	(54.7)	55.6
Income tax expense	—	—	—	(19.1)	(19.1)

Net profit / (loss) after tax	111.3	(0.6)	(0.4)	(73.8)	36.5

	Papua New
	Guinea	Australia	Africa	Unallocated	Group
Half-year ended 30 June 2007	US$m	US$m	US$m	US$m	US$m
Revenue from external customers	235.3	—	—	—	235.3
Cost of sales (excluding depreciation and amortisation)	(89.4)	—	—	—	(89.4)

Mine EBITDA	145.9	—	—	—	145.9

Depreciation and amortisation	(20.4)	—	—	—	(20.4)

Gross profit from mining activities	125.5	—	—	—	125.5

Corporate expense	—	—	—	(11.4)	(11.4)
Project studies	(1.3)	—	—	—	(1.3)
Exploration expense	(2.9)	—	—	—	(2.9)

Operating profit / (loss) before other income / (expense)	121.3	—	—	(11.4)	109.9

Hedging loss	—	—	—	(47.3)	(47.3)
Other expenses	(1.1)	—	—	—	(1.1)
Net finance costs	—	—	—	(126.7)	(126.7)

Profit / (loss) before income tax	114.4	—	—	(179.6)	(65.2)
Income tax expense	—	—	—	18.7	18.7

Net profit / (loss) after tax	114.4	—	—	(160.9)	(46.5)

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

	Papua New
	Guinea	Australia	Africa	Unallocated *	Group
Balance sheet	US$m	US$m	US$m	US$m	US$m
As at 30 June 2008
Assets and liabilities
Segment assets	1,658.2	645.7	118.0	822.8	3,244.7
Segment liabilities	(78.8)	(93.3)	(0.6)	(43.3)	(216.0)

As at 31 December 2007
Assets and liabilities
Segment assets	1,578.6	481.9	—	234.6	2,295.1
Segment liabilities	(79.2)	(11.6)	—	(45.0)	(135.8)

*	Unallocated segment includes provisional fair value adjustments (refer to Note 10 (a) for further details).
(e) Major customers
The Group does not rely on any major customers for the sale of gold. Gold sales are regularly transacted on a spot basis with various institutions in the market place and although more than 10% of revenue may be derived from certain institutions this is solely at the discretion of the Group.
The following table shows customers with transactions amounting to 10% or more of revenues, and the segment reporting the revenue. The customers are identified and ranked in the order of their contribution to revenue and accordingly in any given reporting period the identification of a customer may differ.

	Half-year ended
	30 June 2008	Segment
Customer	US$m	reporting revenue

1	34.8	Papua New Guinea
2	32.5	Papua New Guinea
3	31.5	Papua New Guinea
4	27.5	Papua New Guinea
5	26.7	Papua New Guinea

	Half-year ended
	30 June 2007	Segment reporting
Customer	US$m	revenue

1	48.0	Papua New Guinea
2	34.9	Papua New Guinea
3	25.3	Papua New Guinea
4	22.5	Papua New Guinea
5	21.9	Papua New Guinea
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 3: Income and expenses

	Half year ended	Half year ended
	30 June 2008	30 June 2007*
	US$m	US$m
a) Revenue
Gold sales	282.0	234.1
Silver sales	0.2	—
Other revenue*	4.5	1.2

	286.7	235.3

*	other revenue includes certified emission reduction certificate credits

b) Cost of Sales
Operating costs	(203.8)	(140.0)
Royalties, levies & production taxes	(6.8)	(5.8)
Depreciation & amortisation	(28.9)	(20.4)
Deferred mining costs	25.4	27.2
Changes in inventories	48.0	29.4
Foreign exchange gain / (loss)**	(3.9)	(0.2)

	(170.0)	(109.8)

c) Hedging loss
Cash hedging loss	—	(21.3)
Non cash hedging loss	(43.6)	(26.0)

	(43.6)	(47.3)

d) Other income and expenses
Other income	0.2	—
Fixed asset disposal gain / (loss)	(0.5)	(1.1)

	(0.3)	(1.1)

e) Financial income and expenses

Financial income
Interest income	2.9	4.6
Gold lease rate fees	—	0.3
Other	0.2	0.1

	3.1	5.0

Financial expenses
Loss on repayment of gold loan	—	(117.9)
Foreign exchange gain / (loss) **	—	(5.8)
Interest expense on debt facilities	—	(4.8)
Other interest & financing	(0.3)	(3.2)

	(0.3)	(131.7)

**	2007 reclassification – refer to Note 11
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 4: Cash and cash equivalents

	As at	As at
	30 June 2008	30 June 2007
	US$m	US$m
For the purpose of the half-year condensed cash flow statement, cash and cash equivalents are comprised of the following:
Cash at bank and on hand	38.9	110.8
Short term deposits with financial institutions	24.1	107.3

	63.0	218.1

NOTE 5: Dividend paid or proposed
No dividends have been paid or proposed.
NOTE 6: Inventory

	As at	As at
	30 June 2008	31 December 2007
	US$m	US$m
Current
Stores at net realisable value	64.8	55.8

Ore stockpiles	41.6	39.9
Gold in circuit	5.9	3.9
Finished goods	12.5	3.2

	124.8	102.8

Non-current
Ore stockpiles	215.6	169.1

	215.6	169.1

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 7: Borrowings and finance facilities

	As at	As at
	30 June 2008	31 December 2007
	(US$m)	(US$m)
Current
Other borrowings	0.3	0.3

	0.3	0.3

Non-current
Other borrowings	0.6	0.7

	0.6	0.7

NOTE 8: Derivative financial instruments

	As at	As at
	30 June 2008	31 December 2007
	(US$m)	(US$m)
Current liabilities

- Derivative financial instruments	28.8	—

	28.8	—

Non-current liabilities

- Derivative financial instruments	29.5	—

	29.5	—

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 9: Share capital

	As at	As at
	30 June 2008	31 December 2007
	(US$m)	(US$m)
(a) Issued and paid up capital
Ordinary shares
Opening balance — 1 January	2,319.7	1,027.1
New issues — Ballarat merger	—	316.5
New issues — capital raising	—	989.0
Less: transaction costs	—	(11.6)
New issues — Shares issued in consideration of Mineral	5.2
Resources Lihir Limited agreement		—
New issues — Equigold merger	756.0	—
Shares reclassified as treasury shares	—	(1.3)

Closing balance	3,080.9	2,319.7

	Number of ordinary	Number of ordinary
	shares	shares
	‘000	‘000
(b) Shares on issue
Opening balance — 1 January	1,903,912	1,284,049
New issues — capital raising	—	508,277
New issues — Ballarat merger	—	111,996
New issues — Shares issued in consideration of Mineral Resources Lihir Limited agreement	3,285	—
New issues — Equigold merger	280,405	—
Shares reclassified as treasury shares	—	(410)

Closing balance	2,187,602	1,903,912

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business Combination
(a) Current year business combinations
Equigold NL
In June 2008 the group acquired 100% of Equigold NL. Equigold NL has five subsidiary companies, three of which are wholly owned and incorporated in Australia: Swindon Holdings Pty Ltd, Stanmines NL, and Kim Resources NL and two of which are incorporated in Cote d’Ivoire: Equigold Mines Cote d’Ivoire SA (85% interest) and Equigold Cote d’Ivoire SA (95% interest).
Under the scheme of arrangement for the merger, Equigold NL shareholders received 33 shares in the Company for every 25 Equigold NL shares held.
If the acquisition had occurred on 1 January 2008, consolidated revenue for the period ended 30 June 2008 would have been $357.6 million (compared to $286.7 million).
It is impractical to disclose the net profit or loss of the acquiree that would have been included in the consolidated entity’s profit and loss for the period ended 30 June 2008 as the fair value of the assets has not been finalised and thus associated depreciation and amortisation charges cannot be determined.
Due to the timing of the acquisition, the Company has provisionally determined the acquisition accounting with work continuing during the second half of 2008 to finalise the valuation of and accounting for the assets and liabilities.
Details of the provisional fair value of the assets and liabilities acquired are as follows:

			Provisional fair
	Carrying value	Fair value*	value
	US$m	adjustments	US$m
Cash and cash equivalents	14.4		14.4
Receivables	8.3		8.3
Inventories	8.6		8.6
Other assets	0.3		0.3
Deferred mining costs	3.0		3.0
Property, plant & equipment	157.5	666.4	823.9
Available for sale financial asset	6.8		6.8
Deferred income tax assets	23.2		23.2
Accounts payable & accrued liabilities	(15.3)		(15.3)
Provisions	(10.8)		(10.8)
Derivative financial instruments	(52.8)		(52.8)
Borrowings	(49.0)		(49.0)

Net assets	94.2	666.4	760.6

US$m
Purchase consideration
Shares issued (280,405,288 shares at A$2.87 at rate of US$0.9394 per A$1)	756.0
Direct costs relating to the acquisition	4.6

760.6

*	The fair values are provisional as the merger was completed with effect from 17 June 2008. Provisional fair values may be used for a period of 12 months from acquisition.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business Combination (continued)
(a) Current year business combinations (continued)
The excess of total consideration above the net assets of Equigold NL as at the date of acquisition has been allocated to property, plant and equipment at 30 June 2008. During the 12 month period from acquisition date an independent valuer will assess the final fair value of identifiable net assets and liabilities of Equigold NL. The independent valuation will determine the final allocation of the excess across property, plant and equipment, intangible assets, deferred tax assets and liabilities and other assets and liabilities.
The independent valuation will determine the final allocation of the fair value of identifiable assets and liabilities across the individual acquired entities of the Equigold NL group and relevant minority interests in these assets and liabilities. Minority interests are held in Equigold Mines Cote d’Ivoire SA (15% total with 10% held by the government of Cote d’Ivoire and 5% various other minority shareholders respectively) and Equigold Cote D’Ivoire SA (5% total held between five other minority shareholders). As at 30 June 2008 an assessment as to the minority interest of the fair value of the net assets and liabilities of these entities, acquired as part of the Equigold merger, has yet to be made.
The fair value adjustment above has been classified as a tangible asset for the purposes of calculating tangible assets per share and has been included in the “unallocated segment” for segment reporting purposes.
Reconciliation to cash flow

Half-year ended
30 June 2008
US$m
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	14.4
Less: direct cash costs of acquisition	(4.6)

Net cash inflow	9.8

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 10: Business Combination (continued)
(b) Prior year business combinations
In February 2007 the group acquired 100% of Ballarat Goldfields NL. At 31 December 2007 the fair value of the identifiable assets and liabilities was provisional. In 2008, the acquisition accounting was finalised as follows:

	Provisional fair
	value as
	previously
	reported		Final
	US$m	Adjustments	US$m
Cash and cash equivalents	22.6		22.6
Receivables	0.7		0.7
Inventory	0.4		0.4
Prepayments	0.1		0.1
Property, plant and equipment	27.2		27.2
Intangibles — exploration rights, mining information and forestry licence	46.3		46.3
Development property — mining tenements	225.0	(5.1)	219.9
Development property — development assets	47.6		47.6
Deferred tax asset	20.8	8.5	29.3
Accounts payable	(3.9)		(3.9)
Borrowings	(1.1)		(1.1)
Provisions	(1.0)		(1.0)
Deferred tax liability	(68.0)	1.2	(66.8)

Net assets	316.7	4.6	321.3

Goodwill arising on business combination *	36.3	(4.6)	31.7

Total cost	353.0	—	353.0

*	The goodwill balance is a result of the acquisition of certain assets for which a deferred tax liability is recognised on acquisition that differs from the available tax base of these assets.

US$m
Purchase consideration
Shares issued	316.5
Cash paid	33.0
Direct costs relating to the acquisition	3.5

353.0

Reconciliation to cash flow

Half-year ended
30 June 2007
US$m
Acquisition of subsidiary net of cash acquired:

Cash balances acquired	22.6
Less: direct cash costs of acquisition	(2.6)

Net inflow of cash	20.0

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 11: Comparative period adjustments to income statement items

	Half-year ended		Half-year ended
	30 June 2007		30 June 2007
	US$m		US$m
	As reported	adjustment	As restated
(a) Deferred mining costs	26.4	0.8	27.2
(a) Changes in inventories	20.8	8.6	29.4
(b) Operating costs	(141.0)	1.3	(139.7)
(b) Project studies	—	(1.3)	(1.3)
(c) Foreign exchange loss (cost of sales)	(6.0)	5.8	(0.2)
(c) Foreign exchange loss (financial expenses)	—	(5.8)	(5.8)
(d) Income tax benefit	21.5	(2.8)	18.7

(a)	Deferred mining costs and increase in inventories increased by $0.8m and $8.6m respectively to reflect an accounting adjustment from the start of 2007 to attribute an additional proportion of mine site general and administrative costs to stockpiled ore.

(b)	Reclassification of $1.3 million to project studies for feasibility costs relating to Lihir Island plant expansion.

(c)	Reclassification of $5.8 million foreign exchange loss in relation to capital raising from cost of sales to financial expenses.

(d)	Tax effect of adjustment (a) above.
NOTE 12: Contingent liabilities
A wholly-owned subsidiary, Niugini Mining Limited (“NML”), has been subject to a claim originally initiated in 1997 for unspecified damages for environmental pollution and death and injury to animals and humans in connection with the decommissioned Mt Victor mine in Papua New Guinea. The original claim was dismissed in July 2006 and the claimants’ appeal against that decision was dismissed by the Supreme Court of PNG in June 2007. The claimant’s brought a fresh claim in the National Court containing the same allegations and cause of action as in the claim dismissed in July 2006. NML has filed a defence in the National Court and an application to have the claim dismissed on the basis of being statute-barred. NML intends to defend the claim vigorously.
Ballarat Goldfield Pty Ltd’s bankers have guaranteed A$1.1m (2007: A$1.1m) in the event that the Company is called upon to rehabilitate any of the entity’s exploration sites. The guarantee is secured against cash deposits, land and buildings.
NOTE 13: Capital expenditure commitments

	Half-year ended	Full year ended
	30 June 2008	31 December 2007
	US$m	US$m
Capital expenditure commitments contracted for:

- payable not later than one year	89.2	9.0
- payable not later than two years	34.6	—
- payable not later than three years	11.4	—

	135.2	9.0

Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
NOTE 14: Subsequent events
The Company has recently concluded a $120 million unsecured finance facility. This is the first of a number of bi-lateral facilities which upon conclusion are expected to total between $300 million to $400 million. The facilities may be utilised by LGL or its subsidiaries for general corporate purposes but in the first instance will provide standby funding for the million ounce plant upgrade at Lihir Island.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DIRECTORS’ DECLARATION
In the Directors’ opinion:
(a)	the attached financial statements and notes thereto of the consolidated entity:
(i)	give a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and its performance for the half year ended on that date; and

(ii)	comply with International Financial Reporting Standards; and

(iii)	comply with the reporting requirements of the Australian Stock Exchange Listing Rules; and
(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due or payable.
This declaration is signed on behalf and in accordance with a resolution of the Board of Directors.

Ross Garnaut	Arthur Hood
Chairman	Managing Director

19 August 2008
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
INDEPENDENT REVIEW REPORT

PricewaterhouseCoopers
ABN 52 780 433 757

6th Floor Credit House
Cuthberison Street
PO Box 484
PORT MORESBY
PAPUA NEW GUINEA
Website: www.pwc.com.pg
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
INDEPENDENT AUDITOR’S REVIEW REPORT to the members of Lihir Gold Limited
Report on the Half-Year Financial Report
We have reviewed the accompanying half-year financial report of Lihir Gold Limited, which comprises the balance sheet as at 30 June 2008. and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors’ declaration for the Lihir Gold Limited Group (the consolidated entity). The consolidated entity comprises both Lihir Gold Limited (the company) and the entities it controlled during that half-year.
Directors’ Responsibility for the Half-Year Financial Report
The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with the International Financial Reporting Standards (including the Interpretations of the International Financial Reporting Interpretations Committee) and the Australian Stock Exchange (ASX) Listing Rules. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error, selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s Responsibility
Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with International Standard on Review Engagements ISRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the ASX Listing Rules including: giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and its performance for the half-year ended on that date; and complying with International Accounting Standard IAS 34 Interim Financial Reporting. As the auditor of Lihir Gold Limited, ISRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.
A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Report for the half-year ended 30 June 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.
While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.
Our review did not involve an analysis of the prudence of business decisions made by directors or management.
Matters relating to the electronic presentation of the reviewed financial report
This review report relates to the Financial report of Lihir Gold Limited (the Company) for the half-year ended 30 June 2008 included on Lihir Gold Limited’s, web site. The company’s directors are responsible for the integrity of the Lihir Gold Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers, only to the financial report identified above. It does not provide an opinion on any other information which may have been hyperlinked to/from the financial report. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed Financial report to confirm the information included in the reviewed financial report presented on this web site.
Independence
In conducting our review, we have complied with the independence requirements of the CPA Papua New Guinea and the Companies Act 1997.
Conclusion
Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Lihir Gold Limited is not in accordance with the ASX Listing Rules including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2008 and of its performance for the half-year ended on that date; and
(b) complying with Accounting Standard IAS 134 Interim Financial Reporting.
PricewaterhouseCoopers

Brett Entwistle	Port Moresby
Partner	19 August 2008
Report for the half-year ended 30 June 2008

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie

Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date: August 19, 2008